SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 07 August 2026

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 27 July 2026
99.2	Transaction in Own Shares dated 28 July 2026
99.3	Transaction in Own Shares dated 29 July 2026
99.4	Transaction in Own Shares dated 30 July 2026
99.5	Transaction in Own Shares dated 31 July 2026
99.6	Transaction in Own Shares dated 03 August 2026
99.7	Transaction in Own Shares dated 04 August 2026
99.8	Transaction in Own Shares dated 05 August 2026
99.9	Transaction in Own Shares dated 06 August 2026
99.10	Transaction in Own Shares dated 07 August 2026

Exhibit No: 99.1

27 July 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares
The Company announces that on 24 July 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	24 July 2026

Aggregate number of ordinary shares purchased:	1,000

Lowest price paid per share:	$ 153.2000

Highest price paid per share:	$ 156.0000

Average price paid per share:	$ 154.2605

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 148,605,282 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/8635N_1-2026-7-24.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.2

28 July 2026
InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 27 July 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	27 July 2026

Aggregate number of ordinary shares purchased:	1,000

Lowest price paid per share:	$ 157.8500

Highest price paid per share:	$ 159.9500

Average price paid per share:	$ 158.7617

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 148,604,282 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/0542O_1-2026-7-27.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.3

29 July 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 28 July 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	28 July 2026

Aggregate number of ordinary shares purchased:	1,000

Lowest price paid per share:	$ 158.2000

Highest price paid per share:	$ 162.2000

Average price paid per share:	$ 159.5931

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 148,603,282 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/2583O_1-2026-7-28.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.4

30 July 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 29 July 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	29 July 2026

Aggregate number of ordinary shares purchased:	1,000

Lowest price paid per share:	$ 160.0000

Highest price paid per share:	$ 161.0000

Average price paid per share:	$ 160.5045

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 148,602,282 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/4502O_1-2026-7-29.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.5

31 July 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 30 July 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	30 July 2026

Aggregate number of ordinary shares purchased:	1,000

Lowest price paid per share:	$ 160.9500

Highest price paid per share:	$ 163.8500

Average price paid per share:	$ 162.0284

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 148,601,282 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/6427O_1-2026-7-30.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.6

03 August 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 31 July 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	31 July 2026

Aggregate number of ordinary shares purchased:	1,000

Lowest price paid per share:	$ 159.7500

Highest price paid per share:	$ 161.9500

Average price paid per share:	$ 161.0012

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 148,600,282 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/8665O_1-2026-7-31.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.7

04 August 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 03 August 2026 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	03 August 2026

Aggregate number of ordinary shares purchased:	1,000

Lowest price paid per share:	$ 157.1500

Highest price paid per share:	$ 163.9000

Average price paid per share:	$ 160.0141

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 148,599,282 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/0874P_1-2026-8-3.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.8

05 August 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 04 August 2026 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	04 August 2026

Aggregate number of ordinary shares purchased:	1,000

Lowest price paid per share:	$ 157.2500

Highest price paid per share:	$ 159.1000

Average price paid per share:	$ 158.0693

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 148,598,282 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/2881P_1-2026-8-4.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.9

06 August 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 05 August 2026 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	05 August 2026

Aggregate number of ordinary shares purchased:	15,138

Lowest price paid per share:	$ 155.5500

Highest price paid per share:	$ 160.0000

Average price paid per share:	$ 157.4951

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 148,583,144 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/4803P_1-2026-8-5.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.10

07 August 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 06 August 2026 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	06 August 2026

Aggregate number of ordinary shares purchased:	1,000

Lowest price paid per share:	$ 159.0500

Highest price paid per share:	$ 161.8500

Average price paid per share:	$ 160.1364

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 148,582,144 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/6685P_1-2026-8-6.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Bates
Name:	C. BATES
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	07 August 2026